Exhibit 99.2

1 Inspired to Cure Pipeline Deep Dive Julian Adams, Ph.D. CEO December 9, 2020

2 Disclaimer This Presentation includes certain projections and forward - looking statements as of the date of this Presentation provided by Gamida Cell Ltd. (the “company”). The information in this Presentation is current only as of its date and may have changed since that date. These projections and forward - looking statements include, but are not limited to, those regarding the company’s future financial position and results of operations, the company’s commercialization, anticipated drug pricing, marketing and manufacturing capabilities and strategy, the company’s intellectual property position, regulatory matters, including prospective FDA approval of omidubicel, market size, market share and opportunity and the company’s estimates regarding expenses, future revenues, capital requirements and needs for additional financing. These projections and forward - looking statements are based on the beliefs of the company’s management as well as assumptions made and information currently available to the company. Such statements reflect the current views of the company with respect to future events and are subject to business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about the company and its subsidiaries and investments, including, among other things, the development of its business, trends in the industry, the legal and regulatory framework for the industry and future expenditures. In light of these risks, uncertainties, contingencies and assumptions, the events or circumstances referred to in the forward - looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. The actual results may vary from the anticipated results and the variations may be material.

3 Agenda • Gamida Cell introduction • Omidubicel overview and science of NAM • Omidubicel Phase 3 HSCT and Phase 2 Severe Aplastic Anemia clinical data • Bringing omidubicel to patients • GDA - 201: An innovation in NK cell therapy • An omidubicel patient’s perspective • Q&A 3

4 We are pioneering new, potentially curative advanced cell therapies.

We are developing advanced cell therapies

CANDIDATE	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	MILESTONES
OMIDUBICEL					
High-Risk Hematologic Malignancies	FDA Breakthrough Designation				✓ Topline data 2Q20 ✓ Detailed data presentation 4Q20 ❑ BLA submission 4Q20
Severe Aplastic Anemia*					✓ Additional data 4Q20
GDA-201					
Non-Hodgkin Lymphoma, Multiple Myeloma					✓ Additional data 4Q20 ❑ IND submission 2021

*The Aplastic Anemia Investigational New Drug (IND) application is currently filed with the FDA under the brand name, CordIn, which is the same investigational development candidate as omidubicel.

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Omidubicel 6 A Potentially Curative Treatment For Patients In Need Of A Bone Marrow Transplant Tracey Lodie, Ph.D. Chief Scientific Officer

Mechanism of action: Nicotinamide (NAM) platform used to fight cancer e d • Inhibits NAD - related signaling pathways • Attenuates genes/pathways involv in stress, reactive oxygen species production, and inflammation • Switches cell metabolism to anaerobic glycolysis during expansion • Preserves cellular functionality and phenotype during ex vivo expansion Histone Acetylatio n NAD - de p e ndent enzymes NAD* 2 O N NH NAM NAM can expand any cell type, including stem cells, progenitor cells and natural killer (NK) cells Importance of NAM 7 *NAD: nicotinamide adenine dinucleotide.

NAM technology: mechanism of action

NAM leads to a preserved gene signature during ex vivo cell expansion which preserves stemness and increases in vivo engraftment


O
NH2
N

NAM


Preserved Gene Expression
Non-cultured
Cultured w/o NAM
Cultured +NAM

Preserved gene signature of $CD34^+$ cells cultured with NAM and non-cultured $CD34^+$ cells


Increased Engraftment Efficacy
CD45+ Cells (%)
8
6
4
2
0.5
P=0.03
Non-cultured
Cultured w/o NAM
Cultured + NAM

NAM cultured $CD34^+$ cells show improved in vivo engraftment

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gamida cell

NAM up-regulates key TF's responsible for stem cell renewal and DNA repair while down-regulating TF's that activate cell differentiation, inflammation, and apoptosis



Biological / Functional enrichment
Self-renewal (SP1, cJUN)
p-value: 0.4x10-3
Cell cycle regulation (E4F1, SP4)
p-value: 0.2x10-3
Stem cell development (ETS1)
p-value: 0.6x10-3
DNA repair (UNG, NDN)
p-value: 2.4x10-3
Chromatin remodeling (SMC2/4, ESCO2)
p-value: 1.7x10-2
p-value: 1.6x10-6
HPC differentiation (mTOR, JNK, cMYC, NF-kB, cJUN)
p-value: 3.0x10-8
Inflammatory signaling (IFNγ,TNFα, TLR2/4, CCL2/7)
p-value: 6.6x10-8
ROS and RNS production (CYBB, NCF1/2/4, NOS2)
p-value: 2.4x10-3
Apoptotic signal (IL1β, BCL2L4/8, IRF1, NRP1, PARP)
p-value: 1.6x10-6
MMP production (MMP2/7/9/12/19, TIMP2, LRP1, A2M)
-2.0
-1.5
-1.0
-0.5
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Normalized Enrichment Score

Yackoubov et al., ASH 2019 Annual Meeting.

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10 Ex vivo expansion with NAM mimics the hypoxic conditions in the bone marrow niche Characteristics of the bone marrow niche that preserve HSCs function Quiescent environment Undifferentiated stem cells Low O , High ROS scavenging 2 Dense Extracellular Matrix Differentiation ROS secretion MMPs activity Ex vivo culture with NAM decreases activity BM niche area Stem cell mobilization/ex vivo expansion Cell Cycling Yackoubov et al., ASH 2019 Annual Meeting.

Omidubicel 11 A Potentially Curative Treatment For Patients In Need Of A Bone Marrow Transplant Ronit Simantov, M.D. Chief Medical Officer

Bone marrow transplant may be curative for certain hematologic malignancies Patient diagnosed with hematologic malignancy Eligible for transplant Potentially cured patient T reatment Hematopoietic Stem Cell Transplant (HSCT) 12

Omidubicel manufacturing process Omidubicel Infusion Cord Blood Unit (CBU) Selected CBU selected by physician from public cord blood bank Omidubicel NAM - Expanded Cells Stem cells cultured using proprietary NAM technology Non - Cultured Fraction Immune cells, including T cells Scalable manufacturing and delivery of omidubicel 13

Phase 3 global, randomized study



• Age 12-65
• High-risk hematologic malignancies
• Eligible for allogeneic bone marrow transplantation
• No matched donor
R
Omidubicel
Comparator
(standard cord blood)

Primary endpoint: Time to neutrophil engraftment

Secondary endpoints: Platelet engraftment, infections, hospitalizations

Additional endpoints: Acute GvHD, chronic GvHD, adverse events, non-relapse mortality, disease-free survival, overall survival

Clinicaltrials.gov identifier NCT01221857.

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Phase 3 primary endpoint: Omidubicel significantly reduced time to engraftment 15 INTENT - TO - TREAT MEDIAN TIME TO NEUTROPHIL ENGRAFTMENT (DAYS) 95% CI p - V A LUE Omidubicel (N = 62) 12.0 (10.0, 15.0) p<0.001 Comparator (N = 63) 22.0 (19.0, 25.0) • 125 patients were randomized at 33 sites • Demographics and baseline characteristics were well - balanced in the two arms • Omidubicel was generally well - tolerated

Cumulative incidence of neutrophil engraftment Omidubicel (N=52) Comparator (N=56) 16 96% 89% Cumulative Incidence of Neutrophil Engraftment 28 35 42 0 7 14 21 Days post Transplant Per protocol population: received transplantation with omidubicel or comparator per protocol. 1.0 0.8 0.6 0.4 0.2 0.0 Median Time to Neutrophil P value Engraftment (Days) Omidubicel: 10.0 (95% CI: 8, 13) p<0.001 Comparator: 20.5 (95%CI: 18, 24) Per Protocol Population (N=108)

Randomized Treatment Omi dubi cel UCB Phase 3 secondary endpoint: Omidubicel significantly accelerated platelet recovery PLATELET ENGRAFTMENT AT 42 - DAYS PLATELET ENGRAFTMENT AT 42 - DAYS Omidubicel: 55% Comparator: 28% p = 0.028 Cumulative Incidence of Platelet Engraftment 0 7 14 28 35 42 21 Days post Transplant 1.0 0.8 0.6 0.4 0.2 0.0 Randomized Treatment Omidubicel Comparator Population: ITT 17

Phase 3 secondary endpoint: Omidubicel significantly reduced total hospitalization in first 100 days ALIVE AND OUT OF HOSPITAL IN FIRST 100 - DAYS ALIVE AND OUT OF HOSPITAL IN FIRST 100 - DAYS Omidubicel: Median 60.5 days Compartor: Median 48.0 days p = 0.005 Population: ITT Days Alive and Out of Hospital 18

Omidubicel: 37% Randomized Treatment Control: 57% Omidubicel p = 0.027 UCB Phase 3 secondary endpoint: Omidubicel significantly reduced serious infection rate INFECTIONS BETWEEN RANDOMIZATION AND 100 DAYS 1 INFECTIONS BETWEEN RANDOMIZATION AND 100 DAYS 1 1. Proportion (%) of patients with any grade 2 - 3 bacterial infection or invasive fungal infection between randomization and 100 days following transplantation Omidubicel: 37% Comparator: 57% p = 0.027 Randomized Treatment Omidubicel Comparator Cumulative Incidence of Bacterial or Invasive Fungal Infection 19 0 1 0 2 0 3 0 4 0 5 0 6 0 7 0 8 0 Days post Transplant or post Randomization Day + 30 9 0 10 0 1.0 0.8 0.6 0.4 0.2 0.0 Population: ITT

Phase 3 Exploratory Endpoint Omidubicel significantly reduced viral infection rate CUMULATIVE INCIDENCE OF FIRST GRADE 3 VIRAL INFECTION BY 1 YEAR FOLLOWING TRANSPLANTATION (ITT) CUMULATIVE INCIDENCE OF FIRST GRADE 3 VIRAL INFECTION BY 1 YEAR FOLLOWING TRANSPLANTATION (ITT) Randomized Treatment Omidubicel: 10% Comparator: 26% P = 0.039 Randomized Treatment Omidubicel Comparator 20

Strictly Confidential 0 . 0 0 . 2 0 . 4 1 . 0 0 . 8 0 . 6 0 6 0 1 20 1 8 0 2 4 0 3 0 0 Days Post Randomization 3 60 4 2 0 4 80 Probability of Overall Survival Omidubicel Control Edited for presentation Phase 3 Exploratory Endpoint: Overall Survival at 15 Months (ITT) OVERALL SURVIVAL AT 15 MONTHS AFTER RANDOMIZATION (ITT), MEDIAN FOLLOW - UP (~10 MONTHS) OVERALL SURVIVAL AT 15 MONTHS AFTER RANDOMIZATION (ITT), MEDIAN FOLLOW - UP (~10 MONTHS) Randomized Treatment Omidubicel Comparator Omidubicel: 73% Comparator: 62% P = 0.158 21

Omidubicel Phase 3 key takeaways Achieved primary endpoint of improved neutrophil engraftment in intent - to - treat analysis Positive randomized, controlled, global Phase 3 registrational trial Achieved all three pre - specified formal secondary end - points Preparing for rolling BLA submission by end of 2020 22 22

Omidubicel 23 23 Phase 2 Study in Severe Aplastic Anemia

Omidubicel in severe aplastic anemia

- **Severe aplastic anemia (SAA) is a life-threatening bone marrow failure disorder**
- **600-900 diagnosed with aplastic anemia in US each year[1]**
- **Hematopoietic stem cell transplantation is the only potential for cure in SAA**
- **Omidubicel data from NIH study (Dr. Richard Childs) reported at ASH**


Cohort 1
Patients with severe aplastic anemia (N = 3)
Reduced-intensity conditioning
Omidubicel + haploidentical stem cells
Cohort 2
Patients with severe aplastic anemia (N = 6)
Reduced-intensity conditioning
Omidubicel

Samour et al ASH 2020 Poster 1531

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[1]Aplastic Anemia and MDS International Foundation: http://www.aamds.org/diseases/aplastic-anemia.
Clinicaltrials.gov identifier NCT03173937.

gamida cell

Omidubicel in aplastic anemia • 8 patients engrafted, 1 had graft rejection • 1 patient died due to disseminated adenovirus infection • Neutrophil recovery: median 10 days (range 6 - 14) • Platelet recovery: median 31 days (15 - 40) • 1 patient with acute GVHD ≥grade 2 • No chronic GVHD • Robust immune reconstitution » Omidubicel led to sustained hematopoietic and immune recovery in patients with severe aplastic anemia Samour et al ASH 2020 Poster 1531 25

Real World Data 26 Collaboration with the Center for International Blood and Marrow Transplant Research (CIBMTR)

Real world data collaboration with CIBMTR 27 Data reported to the Center for International Blood and Marrow Transplant Research (CIBMTR) • Inclusion criteria corresponding to omidubicel Phase 3 trial – Hematologic malignancy – Myeloablative conditioning – Allogeneic HSCT • Donors: – Haploidentical related, with post - transplant cyclophosphamide (haplo); – 8/8 HLA - matched unrelated (MUD); or – 7/8 - matched unrelated (MMUD) donor • First tranche of data: patients transplanted between Jan 2017 and Dec 2018

Distribution of donor age Donor age in years, median (range) 28 (18 - 59) 36 (19 - 57) 33 (2 - 74) Donor Matched Unrelated Donor (N=367) Mismatched Unrelated Donor (N=64) Haploidentical Donor (N=229) 28 Count (n) Years

Patient groups Donors >30 N=326 Donors >30 N=326 Donors ≤ 30 N=334 Donors ≤ 30 N=334 All Patients N=660 29

Overall survival is associated with donor age (N=334) (N=326) 30

Overall survival by donor age — multivariable analysis: 17% excess risk for every additional decade of donor age Overall Survival: Age as a Continuous Variable Donor age 1.17 0.038 Donor MUD r eference MMUD 1.20 0.523 Haplo 0.89 0.546 Patient age 1.12 0.103 Disease AML r eference ALL 1.00 0.99 MDS 1.55 0.034 Other 1.14 0.629 KPS ≥ 90 reference < 90 1.36 0.063 Graft source Bone marrow reference Peripheral blood 1.21 0.311 Patient sex Male reference Female 0.87 0.415 Donor sex Male reference Female 1.21 0.263 0.6 0.8 1 1.2 1.4 1.6 1.8 2 2.2 2.4 2.6 HR p - value 31

Real world data collaboration Cord blood, the starting material for omidubicel, is considered the most naïve graft source Donor age is an important conside r ation for donor selection Additional data encompassing 2019 transplants will be analyzed when available Advances in the development of graft sources and new approaches to prioritizing donors may broaden the availability of HSCT and improve patient outcomes 32

Omidubicel 33 Commercial Potential and Launch Readiness Michele Korfin Chief Operating and Chief Commercial Officer

Substantial market opportunity to both improve known issues with existing donor source as well as expand the market to treat untransplanted patients

~13,000 patients with hematologic malignancies are eligible for transplant annually in the U.S.

Omidubicel opportunity		Patients	Challenges		Unmet Need / Omidubicel Opportunity
Omidubicel opportunity	Not Matched / Not Referred	5,200	• Access to care and graft source • Limited therapy options	→	**Increase Access**
	Matched Unrelated (MUD)	5,200	• Availability of graft source • Quality of graft source • Time to engraftment • Infection • Risk of GvHD • Potency of GvL effect	→	**Improve Outcomes**
	Mismatched Unrelated (mMUD)				
	Haploidentical				
	Cord Blood				
	Matched Related (MRD)	2,600	• Availability of sibling donor		

34

Sources: SEER, Besse et al. Esimating demand and unmet need for allogeneic hematopoietic cell transplantation in the U.S. using GIS. JCO 2015. Internal market research studies and data analysis. CIBMTR Annual Slides 2018.; The Nemetz Group Quant Survey 2018.

gamida cell

Physician feedback supports attractiveness of omidubicel profile relative to current modalities

Performance of Omidubicel (Base Case) vs Current Transplants on Different Metrics (n = 83)



4
5
6
7
8
9
Efficacy
Median time to neutrophil recovery
CD34+ Cell Dose
Duration of hospital stay
Median time to platelet recovery
Neutrophil engraftment at day 42
Non-relapse mortality at year 2
Probability of overall survival at year 2
Safety
Total infection risk (Grade 2-3)
Incidence of grade 3 or 4 acute GVHD
Incidence of moderate to severe chronic GVHD
Bacterial infection risk (Grade 2-3)
Other
Donor type availability*
Production and delivery time*
Availability of additional donor cells if needed for graft failure or relapse
Omidubicel TPP (base)
Partially Matched or Mismatched Unrelated Donor (MMUD)
Haploidentical
Umbilical Cord Blood (UCB)
Rating (On a scale of 1-9) where 1- "Poor" and 9- "Excellent"

Source: Trinity Market Research (based on target product profile before the Phase 3 study was completed

*Attributes not shown for current transplants.

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36 Advantages also resonate with payers as omidubicel presents a clear value proposition PERCEIVED ADVANTAGES OF OMIDUBICEL PERCEIVED ADVANTAGES OF OMIDUBICEL • Faster engraftment / better neutrophil recovery – Payers note speed of engraftment as a key advantage of omidubicel vs. the cord blood comparator and are impressed with shorter time to neutrophil recovery • Fewer infections and less GVHD – Fewer infections vs. cord blood and potentially better GVHD stand out as omidubicel’s immediate advantages to payers – Some payers were less impressed without a statistically significant p - value (Note: the statistical analysis was not available at the time of this research) • Decreased length of hospitalization – Payers quickly recognize the short - term benefit of shorter hospital stay with omidubicel vs. cord blood Omidubicel has the potential to offer a treatment alternative for patients without a viable cell source Source: Trinity Partners (2019)

Omidubicel presents several advantages over existing donor sources and is anticipated to capture 18% of current volumes at peak levels of adoption
(time to peak ~ 3 years)



Donor Source Preference (Stated*)
100%
0%
% of Allo HSCT transplant patients
7%
10%
21%
29%
33%
18%
2%
6%
18%
29%
28%
Current
Future*
18%
5%
4%
3%
1%
5%
0%
Omidubicel
Umbilical Cord Blood
Mismatched Unrelated Donor
Haploidentical Donor
Matched Sibling Donor
Matched Unrelated Donor

Omidubicel's Competitive Advantage

vs. UCB:
- Better efficacy (neutrophil engraftment time, average days in the hospital, and neutrophil recovery)
- Eliminates the need to order 2 cords and risk running out of cells due to engraftment failure

vs. MMUD:
- Less risk of infections
- Speed
- Overall trend of decreasing MMUD use

vs. Haplo:
- Lower GVHD

vs. MRD:
- Availability, as not every patient has a fit sibling donor

vs. MUD:
- Speed, especially important for patients whose disease is progressing rapidly
- Lack of donor follow through for MUD

37
- n= 25 Transplanters; stated shares (no discounting)
- **Source: ZS & Associates market research**

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Omidubicel is also anticipated to increase access for the number of transplanted patients through improved eligibility and transplantation rates

	Current Addressable Patients	Future Addressable Patients with Omidubicel	
Transplant Candidates *Patients arriving at transplanter for Allo HCT eligibility*			
Eligibility Rate	77%	79%	+2%
Eligible Patients *Allo HCT eligible patients*			
Transplant Rate	70%	75%	+5%
Transplanted Patients *Eligible patients receiving transplant*			

Eligible patients

- Increase in eligibility is due to less infections and better safety profile of Omidubicel
- Some patients with poor performance status or comorbidities may be able to tolerate Omidubicel

Transplanted Patients

- HemOncs believe **Omidubicel would cause an increase in the transplant rate from 70% to 75%;** this increase in transplants would **go to Omidubicel**
- HemOncs indicated they would use Omidubicel when they cannot find a match and the patient is running out of time

38
Source: ZS market research
gamida cell

39 Omidubicel will be a therapy option for HSCT patients who do not have access to a matched related donor* Omidubicel Launch Goals Rapid time to peak market share: ~ 3 years to reach peak ~ 2,000 patients treated with Omidubicel per year, upon reaching peak (supported by market research) Positive patient and transplant center experience with Omidubicel *Following FDA approval

Key commercial activities and infrastructure build - out are underway to prepare for a successful omidubicel U.S. launch Key Focus: Positive Patient Experience Educating transplant centers 1 Ensuring commercial manufacturing readiness 4 3 Building patient and hospital support services 2 Working with payers to ensure reimbursement 40

Gamida Cell has initiated the plan for education of the U.S. transplant centers Approximately 70 transplant centers account for ~80% of bone marrow transplants in U.S. Top treating site Top treating & omidubicel trial site Field Force Team Industry Surrogates Medical Science Liaisons 10 – 15 FTEs Account Manager 25 – 30 FTEs Field Force Benchmarks Field Force Benchmarks 1 41

Commercial payers are estimated to insure the majority of the transplant patients — feedback indicates commercial payers would reimburse omidubicel via carve-out

2

Analysis by Insurance Type[1]



Uninsured, 8.1%
Medicaid, 11.3%
Medicare, 24.6%
Commercial, 56.0%

N = 5,914

1. *State Health Access Data Assistance Center (SHADAC) analysis of the American Community Survey (ACS) Use Microdata Sample (PUMS) files, State Health Compare, SHADAC, University of Minnesota, statehealthcompare.shadac.org, Accessed on March 1, 2019*

Note: The payer mix is based upon US population data and is not transplant-specific. The % of uninsured may not accurately reflect the transplant population; Source of Carve Out Statements: Trinity Partners Research (2019)

42

Confidential – For Internal Purposes ONLY

43 Gamida will be prepared for potential reimbursement approaches • Published data supports that ~100% of U.S. payers anticipate covering one - time therapies, with curative intent • Gamida has a good understanding of the Reimbursement approach that payers will take upon omidubicel FDA approval • Market is well defined, and payers can calculate their potential covered lives • Needs for COEs: 70 centers make up 80% of transplants • Initial payer market research identified carve out as the most likely reimbursement approach at time of approval • Establish the appropriate codes for carve outs Payer Coverage Reimbursement Clear Understanding of Patient Population Size Identified Centers of Excellence (COE) Who Will Use Omidubicel Therapy Carve Out 2

44 Source: Public data on therapy pricing Payers have developed coverage and reimbursement approaches for CAR - T therapies $373,000 $373,000 $373,000 $475,000 U.S. List Prices U.S. List Prices (DLBCL) ( A LL) • CAR - T Therapies initially launched in 2017 in the U.S. • Pricing ranged from $373K - $475K • Payers referenced CAR - T pricing in the 2019 market research that Gamida conducted 2

45 Omidubicel has demonstrated a significant reduction in hospitalization time, the biggest cost driver of HSCT ALLOGENEIC STEM CELL TRANSPLANTS CHARGES ALLOGENEIC STEM CELL TRANSPLANTS CHARGES $319,300 $27,700 $537,900 $81,600 $71,300 $33,900 $ 2 0 0 , 0 00 $0 $400,000 $600,000 $800,000 $1,000,000 $1,200,000 AlloSCT Outpatient Drugs 180 Days Post Dr. During Admission Hospital Admission Procurement 30 Days Pre ~$1.1 Million Hospitalization accounts for >50% of total charges Hospitalization accounts for >50% of total charges Source: Milliman Research Report 2020 2

Introduction to Gamida Cell Assist We are building a patient support operation to provide the assistance and services to healthcare professionals, patients, and caregivers that will support access to our therapy and strive to ensure a positive personalized experience 3 46

Gamida Cell Assist will be a key aspect of our patient - centric launch T ransplant Center Manufacturing Cord Blood Bank • We are a support and solutions - oriented team that will provide a personalized, high touch experience • Gamida Cell Assist will provide a single point of contact for patients and health care professionals – Through this, we will provide support and services throughout the therapy process • Our focus is on keeping operations simple with the flexibility and agility needed to address the needs of each patient that requires cell therapy Building a patient support operation to provide the assistance and services to healthcare professionals, patients, and caregivers that will support access to our therapy and strive to ensure a positive personalized experience 3 47

Gamida Cell Assist: resource for the transplant center and patient from the point of omidubicel treatment decision HCP Identifies Patient Gamida Services (CBU selection, ordering, distribution, supply chain.) Manufacturing Omidubicel Delivered Infusion Post Infusion Benefit Verification/Appeals Travel & Lodging Assistance Copay Assistance CBU Selection Assistance End to End monitoring of Cell Journey Product Ordering / Delivery Coordination Psychosocial Support Uninsured Program 3 48

49 Manufacturing readiness on track to support potential 2H21 launch Photo of Gamida Cell - owned facility. Dual sourcing for manufacturing established for commercialization of omidubicel: Kiryat Gat (Israel) • Gamida Cell owned facility • Construction completed in 2020 and hiring complete for initial team • Qualification for BLA filing underway Lonza (CMO) • Well recognized cell and gene therapy manufacturer • Manufacturing partner for the omidubicel Phase 3 study* *: Phase 3 manufacturing was conducted at Lonza facility in Maryland; Commercial manufacturing will be in the Lonza Netherlands facility 4

50 Source: European Society for Blood and Marrow Transplantation Activity Survey 2018 *Transplant data consists of all ages Current commercialization focus is the U.S. Market — global evaluation in process ~15,000 patients with hematologic malignancies are eligible for transplant annually in the EU - 5

51 Commercial potential and launch readiness key takeaways This is one patient and results may not be indicative. Omidubicel is investigational and safety and efficacy have not been established by any agency • Potential to be first FDA - approved cell therapy for bone marrow transplantation • Compelling clinical profile to date • Unprecedented time to neutrophil engraftment • Reduced hospitalization time and decreased risk of infection • Generally well - tolerated • Initiation of rolling BLA submission anticipated in 4Q20 • Pre - commercial activities underway for potential launch Omidubicel Key Takeaways Omidubicel Key Takeaways

GDA - 201 52 Harnessing Innate Immunity Using Natural Killer (NK) Cells to Treat Cancer Tracey Lodie, Ph.D. Chief Scientific Officer

Putting NK cells to work using our NAM technology platform Benefits of NK Cells • Natural killer (NK) cells infusion is a promising immune therapy for cancer – No HLA matching required – Synergy with antibodies – Potential for off - the - shelf therapy • Expansion is necessary to obtain clinically meaningful doses with retained cell function GDA - 201: NK Cells + Tumor - specific Antibodies 53

GDA - 201 54 Phase 1 Trial of GDA - 201 in Patients with Refractory Non - Hodgkin Lymphoma and Multiple Myeloma Ronit Simantov, M.D. Chief Medical Officer

Phase 1 study of GDA - 201 in patients with non - Hodgkin lymphoma and multiple myeloma Patients with Non - Hodgkin lymphoma (NHL) or multiple myeloma (MM) (n=35) Fludarabine/cyclophosphamide Lymphodepleting preparative regimen GDA - 201 Rituxan ® (NHL) or Empliciti ® (MM) • Primary endpoint: Maximum tolerated dose of GDA - 201 (3 doses evaluated) • Secondary endpoints: Overall response, toxicity 55 ClinicalTrials.gov Identifier NCT03019666.

G ( rade 3 - 5 Adverse Events Severity N=35) Event Grade 3 Grade 4 Grade 5 Total Hematologic 9 19 0 28 Anemia 3 3 • Adverse events mostly attributed to lymphodepleting chemotherapy • Most common adverse events were decreased neutrophil count, febrile neutropenia, anemia and low platelet counts • No dose limiting toxicities • No GVHD • No neurotoxicity events • No marrow aplasia Febrile neutropenia 4 3 7 Neutrophil count decreased 2 10 12 Platelet count decreased 3 3 White blood cell decreased 3 3 Cardiac and Vascular 8 2 0 10 Arythmia 3 1 4 Hypertension 4 4 Hypotension 1 1 2 Pulmonary 6 1 0 8 Dyspnea/Tachypnea 3 3 Hypoxia 2 2 Pneumonia 1 2 Pulmonary Edema 1 1 2 Infectious/Immune 3 0 1 4 Cytokine release syndrome 1 1 Sepsis 1 1 Upper respiratory infection 2 2 Other 18 2 0 20 Fever 2 2 Pain 4 4 Electrolyte abnormality 5 5 Generalized weakness 2 2 Confusion 1 1 Rash 1 1 56

Response rates 57 19 PATIENTS WITH NHL 13 CR 1 PR 5 PD ORR: 74% CR rate: 68% Follicular Lymphoma (FL) (n=11) Diffuse Large B - Cell Lymphoma (DLBCL) (n=8) 8 CR 5 CR 1 PR

58 4 5 9 23 26 27 19 30 33 29 2 31 36 37 1 3 24 28 35 PT# DIAGNOSIS 004 FL 005 FL 009 DLBCL 023 FL 026 DLBCL 027 DLBCL 019 DLBCL 030 FL 033 DLBCL 029 FL 002 FL 036 FL 031 FL 037 FL 001 DLBCL 003 DLBCL 024 MCL 028 DLBCL 035 FL Months 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 Complete Response Partial Response Progressive Disease Ongoing response FL: Follicular lymphoma; DLBCL: D iffuse large B cell lymphoma MCL: Mantle cell lymphoma Allogeneic transplant Autologous transplant LEGEND Second dose GDA - 201 DAY 0 = GDA - 201 Infusion GDA - 201 is highly active in non - Hodgkin lymphoma Bachanova et al., ASH 2020

Pt 009: 6 - month post GDA - 201 Pt 009: Baseline 59 Patient 009 • 57 - year - old man with history of CLL and Richter’s transformation - large cell lymphoma, measurable retroperitoneal lymph nodes at baseline • Prior therapy: FCR - light, Rituximab/Bendamustine Ibrutinib/Revlimid, R - CHOP, Venetoclax/Rituximab • Allogeneic HSCT (matched sibling) • Relapse at 6 months • Treated with GDA - 201 • 28 - day response: Tumor shrinkage • 6 months: PR with continued tumor shrinkage • 12 months: Complete response Bachanova et al., ASH 2019

OS and PFS following GDA - 201 ++ + + + + + + ++ + 0.00 0.25 0.50 0.75 1.00 0 3 6 Months 9 1 2 Survival probability % 1 year Overall Survival + ++ + + + +++ 0.00 60 0.25 0.50 0.75 1.00 0 3 6 Months 9 1 2 Survival probability % 1 year Progression - free Survival Median follow - up is 10 months (range 1 - 28 months) Bachanova et al., ASH 2020

Phase 1 GDA - 201 study: conclusions 61 • GDA - 201 is a novel cell product manufactured with nicotinamide without genetic engineering • GDA - 201 target dose of 2 x 10 8 cells/kg in multi - dose infusions is safe and well tolerated • GDA - 201 cells expand in blood, traffic to bone marrow and lymph nodes, and exhibited proliferative phenotype and cytotoxic function. • Remarkable clinical response of 74% was observed in NHL with almost all complete remissions • The median duration of response is 10 months with 11 out of 19 patients in ongoing remission • Future directions include cryopreservation of GDA - 201 and IND filing in 2021 with exploration of multiple treatment cycles for a multi - center trial. Data support multi - center Phase 1/2 study Bachanova et al., ASH 2020

Meet Wayne 62 Wayne participated in the Phase 1/2 clinical study of GDA - 201 at the University of Minnesota to treat lymphoma. His lymphoma is in remission a year after treatment. “[The doctors] were finding that the lymphoma appeared to have evaporated, completely gone away, that the lymph nodes were really showing no signs of having any kind of cancer in them.” This is one patient and results may not be indicative. Omidubicel is investigational and safety and efficacy have not been established by any agency.

Pipeline Deep Dive Summary 63 Julian Adams, Ph.D. CEO

We are inspired to cure Potential to expand any cell type, including stem cells and NK cells Preparing for BLA submission and potential launch Promising early clinical activity in heavily pre - treated patients with lymphoma Preparing for multi - center Phase 1/2 study Potential to launch first - ever FDA - approved bone marrow transplant graft Omidubicel GDA - 201 Looking Ahead NAM Platform 64

A Patient’s Perspective 65

Q&A 66